FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF – CNMV approved and registered the prospectus for the offering of shares in Telxius	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. (“Telefónica”) announces that today the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) has approved and entered at the relevant official registry the prospectus for the offering (the “Offering”) of shares in its telecommunication infrastructures subsidiary Telxius Telecom, S.A.U. (“Telxius” or the “Company”).

Telefónica, the sole shareholder of the Company, intends to sell 90,909,091 shares representing 36.36% of the share capital of Telxius, which may be extended up to a maximum of 40%, if the over-allotment option granted over 10% of the number of shares initially offered is fully exercised.

The Offering will be targeted exclusively to qualified investors and it is intended to be performed through a book-building process, which will commence on 20 September 2016 and will conclude on 29 September 2016.

The indicative non-binding price range agreed for the Offering is of between 12.00 and 15.00 euros per share.

It is expected that the final sale price per share of the Offering will be established on 29 September 2016 and that the shares of Telxius will start trading on the stock exchanges of Barcelona, Bilbao, Madrid and Valencia and on the Continuous Market of said stock exchanges on 3 October 2016.

The prospectus will be available at the registered office of Telxius (Ronda de la Comunicación, s/n, Distrito Telefónica, 28050 – Madrid (Spain)), at that of the Comisión Nacional del Mercado de Valores (Calle Edison 4, 28006 Madrid (Spain) and Passeig de Gràcia 19, 08007 Barcelona (Spain)), and on the websites of Telxius (www.telxius.com) and of the CNMV (www.cnmv.es).

Madrid, 20 September 2016.

IMPORTANT INFORMATION

This announcement is an advertisement and does not constitute an offering memorandum and nothing herein contains an offering of securities. No one should purchase or subscribe for any shares in Telxius Telecom, S.A.U. (“Telxius” the “Company”) except on the basis of information contained in any prospectus published by the Company in connection with its initial offering, which is available at the registered office of Telxius (Ronda de la Comunicación, s/n, Distrito Telefónica, 28050 – Madrid (Spain)), at that of the CNMV (Calle Edison 4, 28006 Madrid (Spain) and Passeig de Gràcia 19, 08007 Barcelona (Spain)), and on the websites of Telxius (www.telxius.com) and of the CNMV (www.cnmv.es).

Neither Telefónica, S.A. nor the Company intends to register any securities referred to herein under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any such securities may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from it. Neither this announcement nor any copy of it may be taken or transmitted into or distributed in Australia, Canada or Japan or any other jurisdiction which prohibits the same or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of the securities laws of those countries.

This announcement is only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended by Directive 2010/73/EU to the extent implemented in the relevant member state). In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, persons (i) having professional experience in matters relating to investments so as to qualify them as —investment professionals under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (iii) to whom it may otherwise lawfully be communicated (all such persons referred to in (i), (ii) and (iii) together being —Relevant Persons). This document must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 20, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors